Exhibit (a)(1)(U)

Date: February 24, 2009

To: Googlers in Austraila

From: Option Exchange

Subject: Option Exchange workshop for Australia—Wednesday 25th February, 3:00-4:00 PM

Dear Googlers,

We’re pleased to announce that, in response to Googler feedback, we will be holding a dedicated session to help you understand the tax implications of our Stock Exchange offer. This will take place tomorrow, Wednesday 25th February, from 3:00-4:00 PM. Apologies for the late notice.

The session will be run by our outside legal counsel on international equity and tax issues, Baker & McKenzie. They will discuss a few case examples, and will be available to answer any questions that you have on this offer. Please check here for details of room locations.

Additionally, if you have any other questions you’d like to ask of our Option Exchange team, you can sign up for an office hour session at go/optionexchangeofficehoursjapac or at go/option-exchange-office-hours. If you do sign up, someone from the Option Exchange team will contact you directly to answer your question.

For information about your individual stock options, including all of your stock option grants to date and the status of each stock option, please check your selected stock plan administrator’s website. Any questions regarding password or access should be directed to your selected stock plan administrator at: SmithBarney at www.benefitaccess.com or Charles Schwab at https://eac.schwab.com/.

If you have any questions about the exchange program, please contact	@google.com after reading the FAQs.
For any other questions about accessing your stock options, you can contact	@google.com.

Thanks,

The Option Exchange Team